Exhibit 1
ICAHN PARTNERS LP
ICAHN PARTNERS MASTER FUND LP
HIGH RIVER LIMITED PARTNERSHIP
767 Fifth Avenue, Suite 4700
New York, New York 10153

December 1, 2017

SandRidge Energy, Inc.
123 Robert S. Kerr Avenue
Oklahoma City, Oklahoma 73102

Attention: Phillip T. Warman, Esquire, Corporate Secretary

Re: Inspection of Books and Records Pursuant to 8 Del. C. § 220

Gentlemen:

As you are aware, the above-listed entities (the "Icahn Parties") collectively own 4,818,832 (or approximately 13.5%) of the issued and outstanding shares of common stock of SandRidge Energy, Inc. ("SandRidge" or the "Company"). Attached hereto is a true and correct copy of a brokerage statement from Citi showing that it holds 307,326 shares of SandRidge common stock for the account of High River Limited Partnership. The brokerage statement has been redacted to remove information that does not pertain to the Company.

As common stockholders of the Company, the Icahn Parties hereby demand to inspect and make copies of the following books and records of the Company:

1)
All documents relating to the compensation of senior management, including, without limitation, Mr. James D. Bennett, the current Chief Executive Officer of the Company. Any documents describing or explaining what, if any, consideration members of the Company's board of directors (the "Board") gave to the $5 billion in value destruction in which Mr. Bennett participated when they were deciding to award him the over $50 million in compensation he has received during his tenure with the Company. Any documents describing or explaining what, if any, consideration the Board gave to the bankruptcy filing over which Mr. Bennett presided when they were deciding to award him the over $50 million in compensation he has received during his tenure with the Company.

2)
All documents relating to the $90 million severance payment awarded to the former Chief Executive Officer of the Company and what role Mr. Bennett played in that decision and whether the Board took that into consideration when awarding Mr. Bennett his current compensation.

3)
All documents relating to the proposed acquisition of Bonanza Creek Energy, Inc. ("Bonanza") that was announced on November 15, 2017 (the "Bonanza Acquisition"), including any documents demonstrating what, if any, consideration was given by the Company's senior management or the Board to:

a.	Alternative deal structures that would not involve the massive dilution to SandRidge stockholders inherent in the Bonanza Acquisition;

b.	The 75% premium being paid for Bonanza in relation to the $421 million valuation established when Bonanza creditors invested new capital in that company just six months ago;

c.	The huge premium being paid for Bonanza in relation to the currently depressed valuation of SandRidge;

d.
The fact that the acquisition would be a complete reversal of the Company's post-bankruptcy strategy and guidance to shareholders that SandRidge was committed to protecting the balance sheet, reducing operating costs, generating free cash flow and developing its significant remaining inventory in the Northwest Stack and North Park Basin in a disciplined manner;

e.	The fact that the Bonanza Acquisition would provide neither obvious synergies nor economies of scale;

f.	The fact that no in-basin competitor emerged to purchase Bonanza;

g.	Not doing any transaction, or exploring alternative transactions, rather than entering into the Bonanza Acquisition;

h.	Any actual or potential severance or other payments to Mr. Bennett and/or other members of senior management in connection with the Bonanza deal;

i.	The potential entrenchment effects for members of senior management and the Board inherent in the Bonanza Acquisition;

j.	The effect of Bonanza-acquired EBITDA/production on (1) the Company's management incentive compensation plans or (2) overall executive compensation at SandRidge.

4)	All documents relating to the Board's adoption of the "Short-Term Shareholders Rights Plan" (the "Plan"), including, without limitation:

a.
All documents showing or demonstrating what, if anything, the Board was told about the fact that Delaware courts have not expressly ruled that "Acting in Concert" provisions such as the one contained in the Plan are legal or enforceable;

b.
All documents showing or demonstrating what, if anything, the Board was told about the fact that, in writing about "Acting in Concert" provisions such as the one contained in the Plan, Francis J. Aquila of Sullivan & Cromwell LLP, one of the most well-known and respected counselors to boards of directors, had warned that if a board decides to include such a provision in its rights plan, "it should ensure that the provision, as drafted, does not unduly interfere with the valid exercise of shareholder rights, such as the right to meet and to communicate with other shareholders;"

c.
All documents showing or demonstrating what, if anything, the Board was told about the effects that the Plan's definition of "Acting in Concert" would have on potential proxy contestants and/or stockholders seeking to dissuade other stockholders from voting in favor of the Bonanza Creek acquisition;

d.	Any minutes, draft minutes, or notes of the Board meeting in which the Plan was adopted or of any pre-meeting or committee meeting before or after the Board meeting at which the Plan was discussed;

e.	Any documents indicating any advice of Daniel Burch, MacKenzie Partners or any investment or commercial banker or any other non-attorney about the plan;

f.
Any documents demonstrating what, if any consideration, was given by the Board or senior management to whether the Plan would affect the stockholders' ability to (1) discuss the economic effects of the Bonanza Acquisition, (2) solicit proxies to vote against the Bonanza Acquisition, whether by direct contacts to large stockholders or a widespread proxy solicitation, or (3) solicit requests to call a special meeting of stockholders to remove members of the board and replace them with directors opposed to the Bonanza Acquisition.

The purpose of this Demand is to allow the Icahn Parties to investigate the actions of senior management and the Board regarding senior management compensation, the Bonanza Acquisition and/or the Plan, the latter of which appears to the Icahn Parties to be primarily directed at preventing the Company's stockholders from being able to organize effective opposition to the Bonanza Acquisition. The Icahn Parties regard both the Bonanza Acquisition and the Plan to constitute mismanagement at a minimum and likely breaches of fiduciary duty, while Mr. Bennett's compensation to date appears to be inexplicable.

While they have no current plans or proposals to take any actions with respect to SandRidge, depending on what they discover in the documents, the Icahn Parties might: (1) file an appropriate court action challenging any or all of Mr. Bennett's compensation, the Bonanza Acquisition and the Plan; (2) with appropriate approvals, share information contained in the documents with other stockholders; (3) seek to pursue a proxy contest to oppose the Bonanza Acquisition and/or to remove some or all of SandRidge's current directors and replace them with directors opposed to the Bonanza Acquisition and in favor of corporate democracy; and/or (4) take such other actions that is appropriate under the circumstances.

The Icahn Parties want to ensure that the Company is not harmed in this process—they collectively are the Company's largest stockholders; their stock has a market value of almost $90 million—and thus will agree to enter into an appropriate confidentiality agreement regarding the documents they inspect, but will insist that such agreement contains a provision allowing a third party (and preferably a Court) to order that the Icahn Parties may make public documents that are not truly confidential, or that contain information of which the stockholders should be aware. The Icahn Parties are also willing to discuss and refine in good faith the categories of documents sought.

The background to this demand is as follows. SandRidge is a company with a history of doing a decent job in finding oil and gas, and a much poorer job in creating a sustainable financial structure. As a result, SandRidge has repeatedly overleveraged itself while overpaying for assets, and the results have been disastrous for its stockholders. In May 2016, SandRidge entered Chapter 11, and its plan of reorganization greatly reduced its debt at the price of totally wiping out the equity held by its stockholders. According to news reports, many individual stockholders lost much of their net worth in the bankruptcy and the Bankruptcy Judge overseeing the case announced that he found his decision approving the plan of reorganization to be "agonizing" but that he had no choice since, in fact, all equity value had been lost "long ago."

Management fared considerably better. Mr. Bennett, the present Chief Executive Officer, was paid very large amounts for his part in the disaster, and his predecessor received even more compensation. Indeed, historically, SandRidge's most senior management received princely sums in compensation while the stockholders ended up with nothing.

It wasn't supposed to be that way this time. Or at least that is what Mr. Bennett had assured the Company's new stockholders. The Company wouldn't overpay for assets, overleverage itself or overcompensate its managers. After the humiliation of bankruptcy, it was reformed and would hereafter pursue the straight and narrow path—small, tuck-in acquisitions at moderate prices rather than splashy, overpriced deals that are value-destroying from day one.

That very narrow path proved to be closer to a very wide super highway when it came to senior management compensation. Mr. Bennett has received approximately $50 million in compensation since he joined the Company. That works out to almost $1.50 for each of the Company's shares—a very large sum when compared to the stock's trading range of $18-19 before the Company announced the Bonanza Acquisition.

And with the Bonanza Acquisition, the Board approved a deal in which the Company used up its cash and will be issuing stock with a low market value for stock with a much higher market value. It is by its very nature a value-destroying transaction. The Company could have bought quality oil and gas assets much cheaper simply by buying back its own stock. But, while good for the stockholders, such a step would have shrunk the Company, which would not be good for senior management's compensation. Thus, by all appearances, the Company has reverted back to its "let the good times roll" philosophy of capital management. It is presently unknown whether the Board knew that is what the Company was doing, or understood the inherently value-destroying nature of the transaction. And, unfortunately, those good times are good for management only. The stock sold off by approximately $3 per share (or approximately $100 million in total, which is a noticeable amount of stockholder value destruction, even for SandRidge) on the announcement.

The value-destruction inherent in the Bonanza Acquisition led to immediate stockholder opposition, which in turn led to the Plan. Upon announcing the Bonanza Acquisition, the Company faced a barrage of criticism from its stockholders, including the Icahn Parties. Those stockholders recognized that it was a value-destroying transaction that made no sense from a financial point of view. On Wednesday, November 22, 2017, the Icahn Parties filed a Schedule 13D with the Securities and Exchange Commission reporting that they had purchased 13.51% of the Company's stock and intended to vote against the Bonanza Acquisition. November 22nd was the day before Thanksgiving, and four days later, Sunday, November 26, 2017, the Board approved the Plan.

On its face, the Plan appears to be far more sweeping than standard poison pills, and while its language is vague, ambiguous and opaque—opacity that appears to be at least in part intended—the language of the Plan, and in particular its definition of "Acting in Concert"1 appears to be intended to prevent the Icahn Parties in particular (the Plan was plainly put into place because of the Icahn Parties' 13D), and other large stockholders in general, from talking with other stockholders to persuade them to vote against the Bonanza Acquisition. Management, by contrast, has no such restraint and, in fact, the Plan explicitly provides that they may freely talk with any stockholder about the transaction. In addition, the Plan also appears to have been intended to interfere with proxy contests and the holding of a special meeting to oust the current directors and replace them with directors who would not engage in such value-destroying transactions.

The Plan is egregious. On its face, it appears to interfere with corporate democracy and serve only to entrench management and the current Board and protect the value-destroying Bonanza Acquisition. Because of its engineered opacity, the Icahn Parties have asked the Board to confirm whether the Plan would prevent certain actions by the Icahn Parties and others. The Icahn Parties would not be shocked to learn that the Board knows little about the operation of the Plan and was not adequately briefed concerning the operation of its terms. But, if the Board was not adequately briefed then the validity of the Plan's adoption is questionable, while if it was briefed, and if the Plan is intended to bar stockholders from working together to stop the Bonanza Acquisition, then it is invalid as a breach of fiduciary duty.

The list of documents sought herein is designed to find answers to the questions raised by the Bonanza Acquisition and the Plan and to allow the Icahn Parties, should they in the future determine to do so, to take whatever action is appropriate and necessary to get the Company back on the proper course.

* * *

The undersigned hereby authorizes Stephen E. Jenkins, Esq. and Richard D. Heins, Esq. of Ashby & Geddes, Wilmington, DE and their respective partners, associates, employees and any other persons designated by Stephen E. Jenkins or Richard D. Heins, acting together, singly or in combination, to conduct, as its agents, the inspection and copying requested herein and otherwise act on behalf of the undersigned pursuant to the attached power of attorney.

Please advise the undersigned's representative, Jesse A. Lynn, Esq. (212-702-4331, jlynn@sfire.com) as promptly as practicable whether you voluntarily will supply the requested information and, if so, when and where the items demanded above will be made available to the undersigned.

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1 Parties who are "acting in concert" are deemed by the Plan to be co-beneficial owners of both parties' shares, which appears to mean that if the Icahn Parties are deemed to be "acting in concert" with any other shareholder, the Plan will be triggered, with potentially devastating consequences for the Icahn Parties.

Very truly yours,

HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, its general partner
By: Barberry Corp., its sole member

By: __________________________________
       Name: Keith Cozza
       Title: Secretary

ICAHN PARTNERS LP

By: __________________________________
       Name: Keith Cozza
       Title: Chief Operating Officer

ICAHN PARTNERS MASTER FUND LP

By: __________________________________
       Name: Keith Cozza
       Title: Chief Operating Officer

SWORN TO AND SUBSCRIBED
before me this 1st day of December, 2017

___________________________________
Notary Public

[Signature page to Demand to Inspect Books and Records
of SandRidge Energy, Inc. Pursuant to 8 Del. C. § 220]

POWER OF ATTORNEY

KNOW ALL MEN that each of the undersigned does hereby make constitute and appoint: Stephen E. Jenkins, Esq. and Richard D. Heins, Esq. of Ashby & Geddes; and their respective partners, associates, employees and any other persons designated by any of them, their true and lawful attorneys-in-fact and agents for them in their names, places and steads giving and granting unto said attorneys and agents full power and authority to act on their behalf, as stockholders of SandRidge Energy, Inc.., to seek the production, and to engage in the inspection and copying, of records and documents of every kind and description.

Each of the undersigned reserves all rights on its part to do any act which said attorneys hereby are authorized to do or perform. This Power of Attorney may be terminated by each of the undersigned or said attorneys by written notice to the other.

HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, its general partner
By: Barberry Corp., its sole member

By: __________________________________
       Name: Keith Cozza
       Title: Secretary

ICAHN PARTNERS LP

By: __________________________________
       Name: Keith Cozza
       Title: Chief Operating Officer

ICAHN PARTNERS MASTER FUND LP

By: __________________________________
       Name: Keith Cozza
       Title: Chief Operating Officer

SWORN TO AND SUBSCRIBED
before me this 1st day of December, 2017

___________________________________
Notary Public